                         [LATHAM & WATKINS LETTERHEAD]

                                October 30, 1996


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      THE VONS COMPANIES, INC.

Ladies and Gentlemen:

                  Pursuant to Rule 13d-2 and on behalf of Safeway Inc., Safeway Southern California, Inc. and Safeway U.S. Holdings, Inc. (the "Reporting Persons"), we hereby file with the Securities and Exchange Commission (the "Commission") via EDGAR the enclosed Amendment No. 10 to Schedule 13D filed by the Reporting Persons which amends the Schedule 13D filed September 16, 1988 relating to the Common Stock of The Vons Companies, Inc. A copy of Amendment No. 10 to the Schedule 13D has also been sent by certified mail to the principal executive office of The Vons Companies, Inc. and by Federal Express to the New York Stock Exchange.

                  Please contact the undersigned at (415) 395-8131 with any questions.

                                                      Very truly yours,

                                                      /s/ Laura L. Gabriel

                                                      Laura L. Gabriel
                                                      of LATHAM & WATKINS

Enclosures
cc:      The Vons Companies, Inc.
         New York Stock Exchange

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934

                            THE VONS COMPANIES, INC.
                               ------------------
                                (Name of issuer)

                     Common Stock, Par Value $.10 Per Share
                           ---------------------------
                         (Title of class of securities)

                                   928869-10-6
                                   -----------
                                 (CUSIP number)

                              Michael C. Ross, Esq.
                              Senior Vice President
                                  Safeway Inc.
                            5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (510) 467-3000

                 ----------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    COPY TO:
                                 Scott R. Haber
                                Latham & Watkins
                        505 Montgomery Street, Suite 1900
                         San Francisco, California 94111
                                 (415) 391-0600

                                October 30, 1996

               --------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

                               Page 1 of 18 Pages
                           Exhibit Index is on Page 15

                                  SCHEDULE 13D

CUSIP No. 928869-10-6

1.       Name of Reporting Person

         Safeway Southern California, Inc.

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         AF

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         Delaware

                           7.      Sole Voting Power
                                   -0-
Number of
Shares                     8.      Shared Voting Power
Beneficially                       15,126,000
Owned By
Each
Reporting                  9.      Sole Dispositive Power
Person                             -0-
With
                           10.     Shared Dispositive Power
                                   15,126,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         15,126,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

13.      Percent of Class Represented by Amount in Row (11)

         34.5%

14.      Type of Reporting Person

         CO

                                  SCHEDULE 13D

CUSIP No. 928869-10-6

1.       Name of Reporting Person

         Safeway Inc.

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         WC/OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         Delaware

                           7.      Sole Voting Power
                                   -0-
Number of
Shares                     8.      Shared Voting Power
Beneficially                       15,126,000
Owned By
Each
Reporting                  9.      Sole Dispositive Power
Person                             -0-
With
                           10.     Shared Dispositive Power
                                   15,126,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         15,126,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

13.      Percent of Class Represented by Amount in Row (11)

         34.5%

14.      Type of Reporting Person

         CO

                                  SCHEDULE 13D

CUSIP No. 928869-10-6

1.       Name of Reporting Person

         Safeway U.S. Holdings, Inc.

2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]

3.       SEC Use Only

4.       Source of Funds

         AF

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6.       Citizenship or Place of Organization

         Delaware

                           7.      Sole Voting Power
                                   -0-
Number of
Shares                     8.      Shared Voting Power
Beneficially
Owned By                           15,126,000
Each
Reporting                  9.      Sole Dispositive Power
Person                             -0-
With
                           10.     Shared Dispositive Power
                                   15,126,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         15,126,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

13.      Percent of Class Represented by Amount in Row (11)

         34.5%

14.      Type of Reporting Person

         CO

                  This Amendment No. 10 to Schedule 13D ("Amendment No. 10") amends the Statement on Schedule 13D filed September 16, 1988, and all amendments thereto (the "Schedule 13D"), by Safeway Southern California, Inc., a Delaware corporation ("SSCI"), Safeway Inc. (formerly Safeway Stores, Incorporated), a Delaware corporation ("Safeway"), and Safeway U.S. Holdings, Inc., a Delaware corporation ("SUSHI", and together with SSCI and Safeway, the "Reporting Persons"), relating to the Common Stock, par value $.10 per share (the "Shares"), of The Vons Companies, Inc., a Michigan corporation (the "Company"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.

Item 2.  Security and Issuer.
                  Item 2 is hereby amended and restated in its entirety as follows:

                  (a)-(c), (f) This Schedule is being filed by the Reporting Persons.

                  Safeway, directly and through its subsidiaries, is engaged in the retail grocery business and operates related supply and distribution facilities. SUSHI is a direct wholly owned subsidiary of Safeway and holds all of the outstanding shares of certain of Safeway's United States operating subsidiaries. SSCI is a direct wholly owned subsidiary of SUSHI and prior to August 29, 1988 held all of the outstanding shares of certain subsidiaries which operated Safeway's Southern California retail grocery, distribution and supply facilities. SSCI presently holds all of the outstanding shares of certain subsidiaries which operate supply facilities in Southern California. The business address of each of the Reporting Persons is 5918 Stoneridge Mall Road, Pleasanton, California 94588. It is presently contemplated that SUSHI will be merged into Safeway, whereupon its separate existence shall cease. As a result, SSCI will be a direct subsidiary of Safeway.

                  The principal stockholders of Safeway are SSI Associates, L.P., a Delaware limited partnership ("SSI Associates"), and KKR Partners II, L.P., a Delaware limited partnership ("Partners II", and together with SSI Associates, the "Partnerships"). The general partner of the Partnerships is KKR Associates, a New York limited partnership ("KKR Associates"). KKR Associates and Partners II hold, through partnerships, investments in a number of industrial and other companies. The principal business of SSI Associates is to hold the common stock of Safeway. The business address of each of the KKR Associates and the Partnerships is 9 West 57th Street, New York, New York 10019.

                  Schedule I attached hereto lists each executive officer and director of each of the Reporting Persons and the present principal occupation or employment and business address of each such executive officer and director.
Schedule I lists each general partner of KKR Associates and the present principal occupation or employment and business address of each such general partner. The information set forth in Schedule I, which is incorporated herein by reference, supersedes in its entirety the information previously listed on
Schedule I to the Schedule 13D.

                  (d) and (e). During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any other person named in this Item 2 or on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.
Item 4.           Purpose of Transaction.

                  Items 3 and 4 are hereby amended as follows:

                  On October 30, 1996, Safeway submitted a letter to the Board of Directors of the Company, which letter is filed as Exhibit 2 and is incorporated by reference herein (the "Proposal Letter"). The Proposal Letter sets forth Safeway's proposal to enter into a stock-for-stock business combination in which each Share not currently owned by Safeway would be converted into 1.34 shares of Safeway Common Stock, which, based on the closing price of Safeway stock on October 29, 1996 would have a value in excess of $58.00 per Share. As a result of the transaction, the Company would become a wholly owned subsidiary of Safeway. Also, on October 30, 1996, Safeway issued a press release announcing that it had submitted the Proposal Letter. A copy of the press release is filed herewith as Exhibit 3 and is incorporated herein by reference.

                  The Reporting Persons have determined to pursue the proposed business combination to seek to change their position as a minority shareholder in the Company, and intend to take the steps necessary to complete such transaction, which steps may include, but not be limited to, the discussion, negotiation and completion of a merger agreement. There can be no assurance, however, that such transaction will be consummated, or that if it is consummated, that such a transaction will be consummated on the terms set forth in the Proposal Letter. A business combination of the Company and the Reporting Persons would be subject to a number of conditions, including satisfaction of regulatory requirements (including compliance with applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and other conditions.

                  It is anticipated that in order to effect the business combination described herein, Safeway would issue newly issued shares of its common stock.

                  Depending upon the response of the Company's Board of Directors to the Proposal Letter, the Reporting Persons reserve the right to formulate other plans or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

                  Other than as described herein, and in furtherance of the proposed business combination, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  Item 5(a) to the Schedule 13D is amended and restated in its entirety as follows:

                  (a) The Reporting Persons beneficially own an aggregate of 15,126,000 Shares, which represents approximately 34.5% of the outstanding Shares (based on 43,822,951 Shares outstanding at July 22, 1996 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 16, 1996). All of such Shares are held of record by SSCI. The Reporting Persons share the power to vote, or direct the vote, and to dispose or direct the disposition of, all such Shares.

                  Each of Messrs. Burd, Greene, MacDonnell and Magowan is a director of the Company and, as of October 29, 1996, held options to purchase Shares as set forth on Schedule II. Such options were granted pursuant to the Company's Directors' Stock Option Plan.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2         Letter from Safeway to the Company dated October 30, 1996.

Exhibit 3         Press Release dated October 30, 1996.

                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1996                        SAFEWAY INC.

                                                By:  /s/ Michael C. Ross
                                                     -------------------
                                                Name:  Michael C. Ross
                                                Title:  Senior Vice President -
                                                        General Counsel


Dated:  October 30, 1996                        SAFEWAY SOUTHERN CALIFORNIA INC.

                                                By:   /s/ Michael C. Ross
                                                      -------------------
                                                Name:   Michael C. Ross
                                                Title:  Vice President


Dated:  October 30, 1996                        SAFEWAY U.S. HOLDINGS, INC.

                                                By:  /s/ Michael C. Ross
                                                     -------------------
                                                Name:   Michael C. Ross
                                                Title:  Vice President

                                   SCHEDULE I

Executive Officers and Directors of Corporate Reporting Persons

                  The following are the directors and executive officers of each of Safeway Inc., Safeway U.S. Holdings, Inc. and Safeway Southern California, Inc. Unless otherwise indicated, the principal occupation or employment of each of such persons is the position that such person holds with Safeway, the business address of each of such persons is c/o Safeway, 5918 Stoneridge Mall Road, Pleasanton, California 94588 and each is a United States citizen.

Safeway Inc.

         Directors

Peter A. Magowan, Chairman
Steven A. Burd
Sam Ginn
James H. Greene, Jr.
Paul Hazen
Henry R. Kravis
Robert I. MacDonnell
George R. Roberts
Michael T. Tokarz


The business address of Mr. Ginn is 1 California Street, 30th Floor, San Francisco, California 94111. Mr. Ginn is Chairman of the Board and Chief Executive Officer of AirTouch Communications, Inc., a worldwide wireless telecommunications company. The business address of Mr. Hazen is 420 Montgomery Street, San Francisco, California 94163. Mr. Hazen is Chairman of the Board and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, National Association, a commercial bank. The business addresses and principal occupations of Messrs. Greene, Kravis, MacDonnell, Roberts and Tokarz are set forth below under "General Partners of KKR Associates." The business address of Mr. Magowan is 3Com Park at Candlestick Point, San Francisco, California 94124. Mr. Magowan is Managing General Partner and President of the San Francisco Giants, a baseball organization.


         Executive Officers

Steven A. Burd                      President & Chief Executive Officer

Kenneth W. Oder                     Executive Vice President, Labor Relations,
                                    Human Resources, Law and Public Affairs

Julian C. Day                       Executive Vice President and Chief Financial
                                    Officer

E. Richard Jones                    Executive Vice President, Supply Operations

Frithjof J. Dale                    Group Vice President, Finance

David T. Ching                      Senior Vice President and Chief Information
                                    Officer

Diane Peck                          Senior Vice President, Human Resources

Melissa C. Plaisance                Senior Vice President, Finance and Public
                                    Affairs

Larree M. Renda                     Senior Vice President, Corporate Retail
                                    Operations

Michael C. Ross                     Senior Vice President, Secretary and General
                                    Counsel

Gary D. Smith                       Senior Vice President and Director of
                                    Marketing

Donald P. Wright                    Senior Vice President, Real Estate and
                                    Engineering

George D. Marshall                  Vice President, Labor Relations

Richard A. Wilson                   Vice President, Tax

The business address of Mr. Jones is c/o Safeway Inc., 2800 Ygnacio Valley Road, Walnut Creek, California 94598. Mr. Wright is a citizen of Canada. Mr. Day is a citizen of the United Kingdom.


Safeway U.S. Holdings, Inc.

         Directors

Steven A. Burd
Julian C. Day
Kenneth W. Oder


         Executive Officers

Frithjof J. Dale                    President

Michael C. Ross                     Vice President, Secretary & Treasurer

Dennis J. Dunne                     Vice President

Harvey K. Naito                     Vice President

Donald B. Shaw                      Vice President

Richard A. Wilson                   Vice President

Donald P. Wright                    Vice President


Safeway Southern California, Inc.

         Directors

Frithjof J. Dale
Harvey K. Naito
Michael C. Ross


         Executive Officers

Frithjof J. Dale                    President

Michael J. Boylan                   Vice President

Dennis J. Dunne                     Vice President

Harvey K. Naito                     Vice President and Treasurer

Michael C. Ross                     Vice President and Secretary

Donald B. Shaw                      Vice President

Richard A. Wilson                   Vice President

Donald P. Wright                    Vice President


General Partners of KKR Associates

                  The following are the names and business addresses of the general partners of KKR Associates, each of whom is a United States citizen. Messrs. Kravis and Roberts are also the members of the executive committee of KKR Associates. The present principal occupation or employment of each of such general partners is as a member of KKR & Co. L.L.C., a Delaware limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm.

Henry R. Kravis
George R. Roberts
Robert I. MacDonnell
Paul E. Raether

Michael W. Michelson
James H. Greene, Jr.
Michael T. Tokarz
Edward A. Gilhuly
Perry Golkin
Clifton S. Robbins
Scott Stuart

The business address of Messrs. Kravis, Raether, Tokarz, Golkin, Robbins and Stuart is 9 West 57th Street, New York, New York 10019. The business address of Messrs. Roberts, MacDonnell, Michelson, Greene and Gilhuly is 2800 Sand Hill Road, Menlo Park, California 94025.

                                   Schedule II

Name                        Number of Shares               Exercise Price               Grant Date
----                        ----------------               --------------               ----------

Steven A. Burd                    6,708                        $17.68                   November 8, 1993
                                  2,249                        $17.79                   May 11, 1994
                                  6,742                        $14.23                   May 11, 1994
                                  2,007                        $19.93                   May 3, 1995
                                  6,015                        $15.94                   May 3, 1995
                                  1,265                        $31.62                   May 8, 1996
                                  3,798                        $25.30                   May 8, 1996

James H. Greene, Jr.              6,788                        $17.68                   November 8, 1993
                                  2,249                        $17.79                   May 11, 1994
                                  5,618                        $14.23                   May 11, 1994
                                  2,007                        $19.93                   May 3, 1995
                                  5,013                        $15.94                   May 3, 1995
                                  1,265                        $31.62                   May 8, 1996
                                  3,165                        $25.30                   May 8, 1996

Robert I. MacDonnell              7,260                        $27.55                   May 13, 1992
                                  1,828                        $21.89                   May 5, 1993
                                  4,569                        $17.51                   May 5, 1993
                                  2,249                        $17.79                   May 11, 1994
                                  5,618                        $14.23                   May 11, 1994
                                  2,007                        $19.93                   May 3, 1995
                                  5,013                        $15.94                   May 3, 1995
                                  1,265                        $31.62                   May 8, 1996
                                  3,165                        $25.30                   May 8, 1996

Peter A. Magowan                  7,260                        $27.55                   May 13, 1992
                                  6,171                        $22.04                   May 13, 1992
                                  1,828                        $21.89                   May 5, 1993
                                  2,741                        $17.51                   May 5, 1993
                                  2,249                        $17.79                   May 11, 1994
                                  2,809                        $14.23                   May 11, 1994
                                  2,007                        $19.93                   May 3, 1995
                                  2,507                        $15.94                   May 3, 1995
                                  1,265                        $31.62                   May 8, 1996
                                  3,165                        $25.30                   May 8, 1996

Options are non-transferable except by inheritance upon an optionee's death, terminate one year after the retirement, disability or death of the optionee, and are otherwise granted for ten year terms. Options are exercisable in cumulative 25% installments commencing six months from the date of grant and continuing on each anniversary of the date of grant thereafter, with full vesting occurring on the third anniversary date. Vesting may be accelerated in certain events relating to changes in control of the Company, unless there is a surviving corporation that shall assume (with appropriate changes) the outstanding options or replace them with new options of comparable value.

                                  EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement dated as of November 9, 1993, which was filed as Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed on November 10, 1993 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2         Letter from Safeway to the Company dated October 30, 1996.

Exhibit 3         Press Release dated October 30, 1996.

                                       15